Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Four Seasons names Kathleen Taylor Chief Operating Officer

    TORONTO, July 25 /CNW/ - Four Seasons Hotels Inc. (TSX Symbol "FSH"; NYSE
Symbol "FS") announced today that Kathleen Taylor has been appointed President and Chief Operating Officer effective January 1, 2007, assuming responsibility for both global business and hotel operations. Wolf Hengst, who is currently
President, Worldwide Hotel Operations, has announced his intention to retire at year-end. Following Mr. Hengst's retirement, Jim FitzGibbon will become
President, Worldwide Hotel Operations, reporting to Ms. Taylor.
    "I am extremely pleased to announce this important step in our long-term succession plans," said Isadore Sharp, Chairman and Chief Executive Officer.
"Since joining the company in 1989, Kathleen has made very significant contributions to our success, leading our growth plans and worldwide business operations. She is a highly skilled executive with proven leadership abilities. Over the last seven years Kathleen and Wolf have acted as
Co-Presidents, sharing the overall responsibility for all elements of our global business. This appointment is the natural and planned next step in our leadership transition."
    "I am also pleased to announce that Jim FitzGibbon, a 30-year veteran of the company who helped create Four Seasons intuitive service model and unique service culture, has accepted this significant leadership role. Jim has shown a remarkable ability to balance all of the important elements of our success -
people, product and profit. I look forward to continuing to work with both
Kathleen and Jim over the next many years."
    "I would also like to express my deepest thanks to Wolf Hengst for the tremendous contributions he has made in his nearly 30 years with the company.
Wolf's passion for the company and its people have left an indelible imprint.
We all wish him well in his retirement."

    Kathleen Taylor joined Four Seasons in 1989. Most recently Ms. Taylor was
President, Worldwide Business Operations responsible for overseeing the business side of the company's affairs, including directing Four Seasons worldwide hotel and residential product design, construction and development activities, managing the company's acquisition and corporate planning efforts, and overseeing the company's finance and legal affairs groups, as well as the corporate human resources and administration areas. Ms. Taylor obtained her law degree from Osgoode Hall Law School and her M.B.A. from Schulich School of
Business in 1984. Ms. Taylor has received a number of awards for business achievement, including the Schulich School of Business Award for Outstanding
Executive Leadership.

    Jim FitzGibbon joined Four Seasons in 1976. Most recently, Mr. FitzGibbon was Executive Vice President, Operations overseeing operations of all hotels in the Americas. Prior to that, Mr. FitzGibbon was President, Asia Pacific, responsible for the overall management and operations of the Four Seasons hotels and resorts located throughout that region.

    Four Seasons is dedicated to perfecting the travel experience through continuous innovation and the highest standards of hospitality. From elegant surroundings of the finest quality, to caring, highly personalised 24-hour service, Four Seasons embodies a true home away from home for those who know and appreciate the best. The deeply instilled Four Seasons culture is personified in its employees - people who share a single focus and are inspired to offer great service. Founded in 1960, Four Seasons has followed a targeted course of expansion, opening hotels in major city centres and desirable resort destinations around the world. Currently with 70 hotels in 31 countries, and more than 25 properties under development, Four Seasons will continue to lead the hospitality industry with innovative enhancements, making business travel easier and leisure travel more rewarding. For more information on Four Seasons, visit www.fourseasons.com.

    %SEDAR: 00000633E          %CIK: 0001030555

    /For further information: Barbara Henderson, Vice President, Corporate
Finance, (416) 441-4329; Elizabeth Pizzinato, Vice President, Public
Relations, (416) 441-4335/
    (FSH. FS)

CO:  Four Seasons Hotels and Resorts

CNW 07:30e 25-JUL-06